SBM FINANCIAL, INC.

2 Canal Plaza

Portland, ME 04101

October 31, 2011

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Michael F. Johnson
Ms. Christina Harley

Re:	SBM Financial, Inc.
Registration on Form 10-12G
Filed September 9, 2011
File No. 000-54496

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), SBM Financial, Inc. (the “Registrant”) hereby requests the withdrawal of its Registration Statement on Form 10-12G (File No. 000-54496), together with all exhibits thereto (the “Registration Statement”), to prevent it from becoming automatically effective on November 8, 2011 (60 days after the initial filing of the Registration Statement). The Registration Statement, a voluntary filing under Section 12(g) of the Securities Exchange Act of 1934, as amended, was originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on September 9, 2011.

The Registrant is in the process of responding to comments to the Registration Statement made by the Commission in its letter to the Registrant dated October 12, 2011. The Registrant intends to re-file a Registration Statement that responds to the Commission’s comments. The Registrant confirms that no securities have been or will be distributed, issued or sold pursuant to the Registration Statement.

If you should have any questions concerning the enclosed matters, please contact Paul W. Lee, Esq. of Goodwin Procter LLP, our outside counsel, at (617) 570-1590 or by facsimile at (617) 523-1231.

Very truly yours,

/s/ John W. Everets

John W. Everets

Chief Executive Officer

cc:	Dennis W. Townley, Esq, SBM Financial, Inc.

Paul W. Lee, Esq., Goodwin Procter LLP